CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Launches Hotel Management Programs in Hainan, China

November 10th, 2011 CNW Group: CIBT Education Group Inc. (NYSE AMEX: MBA) (TSX: MBA) (“CIBT Group”) is pleased to announce that in association with the Hainan Provincial Bureau of Human Resources Development (“Labour Bureau”), a press conference was held at the Hainan VIP Hotel on October 21st 2011 to announce the official launching of American Hotel Lodging Association Educational Institute (“AHL-EI”) programs for hotel industry professionals in Hainan province. The press conference generated significant media exposure through newspaper, television and internet media coverage. During the press conference, CIBT conducted live broadcast and interactive demonstration between CIBT teachers at the Vancouver studio and over 150 conference attendees in Hainan province including government officials from the Labour Bureau, Department of Education, Department of Commerce and Foreign Trade, media reporters, hotel owners and managers from the province. Pictures and media coverage can be viewed online at: www.cibt.net/hainan.php.

“The Hainan Labour Bureau has been tremendously supportive of our hotel and tourism training programs” commented Toby Chu, President, CEO, and Vice Chairman of CIBT Group. “With all the hotel construction that is going on in Hainan province, which is one of the fastest growing provinces in China, we plan to educate and certify hotel and tourism industry workers in Hainan with an internationally recognized AHL-EI curriculum. By providing a steady supply of trained labour to Hainan’s rapidly growing tourism industry, we expect that AHL-EI, of which CIBT is an exclusive representative for China and the Philippines, will be established as the industry standard. The endorsement by the Hainan Labour Bureau should increase our credibility and enhance recruitment efforts for CIBT programs in the province.”

About Hainan Province:

Hainan is a southern province in China with a population of approximately 9 million. It is known as the International Tourism Island because of the government’s plans to develop Hainan into an international tourist destination. No less than 6 international five star hotels are under construction in Hainan including a super 6 star hotel.

About the Hainan Provincial Bureau of Human Resources Development:

The Hainan Provincial Bureau of Human Resources Development is a division of Hainan’s provincial government responsible for labour development activities. A component of their mandate involves providing unemployed citizens and migrant workers with required training, as well as community based assessment tasks. Examples of such assessments include examination of titles and skills assessment tests.

About the American Hotel & Lodging Educational Institute:

The American Hotel & Lodging Educational Institute (“AHL-EI”) is a subsidiary of American Hotel & Lodging Association, a 100 year old organization formed by the largest international hotel chains in the world. AHL-EI is a licensor of hospitality and hotel management educational content and CIBT Group holds the exclusive license for AHL-EI content in China and the Philippines.

AHL-EI is the premier source for delivering quality hospitality and hotel management education, training and professional certification that serves the needs of hospitality schools and industries worldwide. AHL-EI licenses its content to over 110 AHL-EI affiliates in 60 countries. AHL-EI has been the leader in providing training solutions that address the specific needs of the hospitality industry and continues to maintain a cutting edge position in the delivery of training and education that is supported by industry leaders and experts worldwide.

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE Amex, CIBT Group owns and operates a network of business, technical and language colleges and has cooperative joint programmes in 18 countries. Its subsidiaries include Sprott-Shaw Community College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, automotive maintenance, information technology, hotel management and tourism, English language training, English teacher certification, and other career/vocational training. In addition to its wholly-owned subsidiaries, CIBT Group is the exclusive licensee for the American Hotel & Lodging Educational Institute (AHL-EI) in China and the Philippines, and the WyoTech Automotive Institute for China. CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-888-865-0901 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:
This news release contains statements of forward-looking information (the “forward-looking statements”) about CIBT Education Group Inc. and its future plans. Forward-looking statements are statements that are not historical facts. The forward-looking statements in this news release are subject to various risks, uncertainties and other factors that could cause the company's actual results or achievements to differ materially from those expressed in or implied by forward-looking statements. With respect to the statement in this news release as to the hospitality management programs expected to be offered, these risks, uncertainties and other factors include, without limitation, uncertainty as to the company's ability to achieve the goals and satisfy the assumptions of management; uncertainties as to the demand for the programs offered; and general economic factors and other factors that may be beyond the control of the company. Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT Group does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

Neither the NYSE Amex nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.